EXHIBIT B

Additional Risk Factors

The following risk factors supplement, and should be read in conjunction with, the general risk factors set forth in the Form C. Investing in the Company's Securities involves a high degree of risk. Prospective investors should carefully consider each of the following risks, together with the general risks disclosed in the Form C and all other information contained therein, before deciding whether to invest in the Company's Securities.

Regulatory or legal risk.

The Company operates in a regulated environment that includes securities laws, payment processing regulations, advertising disclosure requirements, data privacy laws, and tax compliance obligations. Changes in federal, state, or international regulations may increase compliance costs or restrict certain aspects of the Company's operations. The Company's business involves holding and distributing payments to creators and agencies, which may subject it to evolving regulatory interpretations related to fintech and escrow-like activities.

The Company's business is dependent on the continuity of key commercial contracts.

A significant portion of the Company's anticipated near-term revenue is derived from a limited number of enterprise agreements. The failure of any key commercial relationship to convert into active transaction volume, or the termination of existing agreements, could have a material adverse effect on the Company's financial condition and prospects.

The Company's technology may not perform as expected at scale.

The Company's platform relies on proprietary algorithms, AI models, and third-party APIs. These technologies are at various stages of development and have not been proven at full commercial scale. Technology failures, inaccurate AI outputs, software bugs, or cybersecurity incidents could disrupt operations, damage the Company's reputation, and expose it to financial liability.

The Company has a limited operating history

The Company launched its beta platform in July 2025. It has a limited operating history upon which prospective investors can evaluate its performance or prospects.

The Company will require additional capital, and such capital may not be available on acceptable terms.

The amount of capital the Company is seeking to raise in this Offering may not be sufficient to fund its operations or fully execute its business plan. The Company anticipates that it will need to raise additional capital in the future to fund ongoing operations, platform development, enterprise sales activities, and team expansion. There can be no assurance that additional capital will be available when needed, or on terms acceptable to the Company. If the Company is unable to raise sufficient capital, it may be required to curtail operations, delay development milestones, or cease operations entirely. Any additional equity financing will result in dilution to the then-existing holders of the Company's securities, including investors in this Offering.

The Company is highly dependent on its founder and key personnel.

The Company's success depends to a significant degree on the continued contributions of its founder and Chief Executive Officer, Julio Cerne Chaves, who possesses deep institutional knowledge of the Company's platform, commercial relationships, and strategic vision. The Company currently operates with a lean team of two full-time employees and a fractional advisory group. The departure or incapacity of Mr.

Cerne Chaves or other key personnel could materially disrupt the Company's operations, impair its ability to execute its business plan, and damage existing commercial relationships. The Company does not currently maintain key person life insurance covering its founder. Competition for qualified personnel in the artificial intelligence, advertising technology, and fintech sectors is intense, and the Company may be unable to attract, retain, or replace key talent on acceptable terms.

The Company operates in a highly competitive market with well-funded incumbents.

The influencer marketing, advertising technology, and creator economy sectors are highly competitive and rapidly evolving. The Company competes against established influencer marketing platforms, advertising technology companies, social media platforms with native influencer features, and talent management agencies, several of which have substantially greater financial, technical, and marketing resources than the Company. Competitors include platforms such as Grin, AspireIQ, CreatorIQ, impact.com, and Sprout Social, as well as large social media platforms such as Meta, TikTok, and YouTube that are developing or expanding their own creator monetization and brand partnership tooling. New competitors and technologies may emerge that could render the Company's platform less competitive or obsolete. There is no assurance that the Company will be able to compete effectively against existing or future competitors.

The Company depends on third-party platform integrations, and changes to such integrations could materially impair the Company's business.

The Company's go-to-market strategy and core platform functionality rely on integrations with social media networks (including Instagram, TikTok, YouTube, and others), payment processors (including Stripe and Stripe Connect), and partner data APIs that power its Creator Indexing Engine. If any of these third parties change, restrict, suspend, or terminate their APIs, monetization policies, data licensing terms, or service agreements, the Company's ability to acquire and serve customers could be materially impaired. The Company has no control over the business decisions, technical infrastructure, or strategic direction of these third-party platforms, and any adverse changes could disrupt the Company's operations without advance notice.

The Company's revenue model depends on achieving and sustaining gross merchandise value growth.

The Company's transaction fee revenue is a function of gross merchandise value ("GMV") processed through its platform. GMV growth depends on the Company's ability to activate committed enterprise agreements, expand wallet share within existing agency and brand relationships, onboard new clients, and retain customers over time. A reduction in influencer marketing budgets, a failure to convert committed GMV into active transaction volume, loss of enterprise relationships, or increased customer churn could result in GMV growth falling materially short of management's projections. Management's financial projections are based on assumptions regarding GMV growth and transaction fee rates that may not be achieved. Investors should not rely on these projections as a guarantee of future performance.

Reductions in influencer marketing budgets or shifts in the creator economy could adversely affect demand for the Company's platform.

The Company's business is entirely dependent on the continued growth of the influencer marketing and creator economy sectors. Macroeconomic downturns, reductions in overall advertising budgets, shifts in marketer preferences away from influencer media, or negative publicity affecting the influencer marketing industry could reduce demand for the Company's services. Changes in consumer behavior, social media platform algorithms, or content monetization policies on platforms such as Instagram, TikTok, and YouTube could reduce the volume of brand-creator transactions and the overall addressable GMV flowing through the platform. There is no assurance that the influencer marketing market will continue to grow at historical rates, or that the Company will be able to capture a meaningful share of any growth that does occur.

The Company's AI-driven pricing and verification tools may produce inaccurate outputs, which could result in financial loss or reputational harm.

The Company's Creator Indexing Engine, AI Pricing Engine, and Verification Stack depend on the quality, volume, and representativeness of transaction data ingested by the platform. These AI and machine learning systems are at early stages of development and have not been proven at full commercial scale. Inaccurate pricing recommendations, false positive or false negative brand safety determinations, or erroneous ROI forecasts could cause financial harm to agency and brand clients, damage the Company's reputation, and expose the Company to claims for losses arising from reliance on the platform's outputs. As GMV scales, the consequences of system errors or AI model failures may increase in magnitude.

Data privacy and cybersecurity risks could disrupt operations and expose the Company to significant liability.

The Company collects, processes, stores, and transmits sensitive data, including financial transaction data, creator payment information, tax verification data, and campaign performance data from brands, agencies, and individual creators. A cybersecurity incident, unauthorized access, data breach, or system compromise could expose the Company to regulatory enforcement, litigation, reputational harm, and significant remediation costs. The Company is subject to data privacy laws including the California Consumer Privacy Act ("CCPA") and other applicable federal and state privacy regulations. The Company's payment processing activities through Stripe and Stripe Connect may also implicate PCI-DSS compliance obligations. The Company's security controls may be insufficient to prevent all potential threats, and the costs of compliance with evolving data privacy and cybersecurity requirements may increase materially over time.

The Company's financial projections are speculative and may not be achieved.

The Company's financial projections, including projected revenue, GMV growth, breakeven timelines, and net margin targets, are based on assumptions made by management that may prove to be materially inaccurate. These projections involve known and unknown risks and uncertainties, and are subject to change based on competitive conditions, enterprise adoption rates, transaction fee realization, macroeconomic conditions, and other factors beyond the Company's control. Actual results may differ materially from projections. The Company undertakes no obligation to update its financial projections. Prospective investors are cautioned not to rely on these projections as a guarantee or prediction of future financial performance.

The creator economy and influencer marketing sectors are subject to regulatory scrutiny regarding advertising disclosure requirements.

The Federal Trade Commission ("FTC") and other regulatory bodies regulate the disclosure of paid brand partnerships and sponsored content in influencer marketing. Changes to FTC guidance, enforcement priorities, or applicable regulations could impose new compliance obligations on the Company's agency and brand clients, and by extension on the Company's platform as a facilitating infrastructure layer. Non-compliance by creators or agencies transacting through the platform could expose the Company to reputational risk or, in certain circumstances, regulatory scrutiny. The Company may be required to develop or enhance compliance tooling, disclosure verification features, or campaign governance workflows in response to evolving regulatory requirements.

Changes in laws and regulations could adversely affect the Company's business.

The Company operates in a regulatory environment that is subject to change. Federal, state, and local governments may enact new laws or regulations, or interpret or enforce existing laws and regulations in new ways, that could affect the Company's operations, increase its compliance costs, or otherwise adversely affect its business, financial condition, or results of operations. In particular, changes to securities laws, tax laws, payment processing regulations, data privacy regulations, advertising disclosure requirements, or fintech-related regulations could impose additional compliance burdens on the Company. There can be no assurance that the Company will be able to comply with any future laws or regulations in a cost-effective manner, or at all, and any failure to do so could result in fines, penalties, or restrictions on the Company's ability to operate.